May 12, 2023

Dear Fellow Shareholders,

EMX continues its evolution into a mid-tier royalty company with strong cash flow and growth projections thanks to our unique business model, our team, and our investors. Royalties are phenomenal financial instruments that grow in value via continued investment by operators at no expense to royalty holders. Royalties have been and will remain a key hedge against inflation and become increasingly important assets as the current inflationary cycle plays out.

Key milestones for EMX in 2022 included the receipt of initial royalty cash flows from the Gediktepe and Balya royalty properties in Turkey, each of which commenced commercial production. These assets joined Leeville and Caserones as paying royalties at the top of EMX's pyramid of advancing royalty interests. Adding Gediktepe and Balya in 2022 helped lead to record royalty revenue and other income of $18.3 million, adjusted to $25.4 million to include our share of the Caserones effective NSR royalty. Additional milestones in 2022 included the receipt of a settlement payment of $25 million related to our Leeville Royalty, and a private placement with Franco-Nevada Corporation ("Franco-Nevada") for $10 million. Adding Franco-Nevada to our share registry is a feather in our cap which gives us great pride. Franco-Nevada expressly applauded our global royalty generation track record through its investment in the Company.

Other developments on top tier royalty assets included the ongoing discussions with Zijin Mining ("Zijin") regarding EMX's royalty interest covering the Cukaru Peki gold and copper mine in Serbia. Discussions with Zijin continue to be courteous, professional and productive with an amicable resolution expected in 2023. EMX has acquired an additional (effective) 0.3595% Net smelter return ("NSR") royalty on the producing Caserones copper-molybdenum mine in Chile, increasing our effective royalty interest in Caserones to 0.7775%. Importantly, this also led to the collaboration with Franco-Nevada and subsequent private placement.

EMX's royalty generation programs continued to deliver substantial value to the company. EMX established 10 new partnerships in 2022, with partner expenditures dramatically increasing with $32 million spent on EMX generative projects. The majority of these expenditures was focused on drilling, with more than 100 kilometers drilled on EMX generative projects around the world in 2022. Substantially more will be spent in development, construction, and production capital expenditures during 2023. These operator-funded activities fuel value creation and optionality exposure to EMX's benefit. In addition to record partner expenditures on EMX projects, EMX received or accrued $10.2 million in 2022 from various partnership agreements including option, advance royalties, milestones, and share equity payments. These revenues and other incomes offset EMX's investments in project generation, which allows the company to continue to expand its organic royalty portfolio in a sustainable fashion.

Building discovery optionality is key to our strategy.  Examples of ongoing discovery in the US, EMX owns a 2% NSR royalty covering the majority of South32's Peak target discovery that lies adjacent to the Taylor deposit in Arizona. Arizona-Sonoran Copper Company continues to advance the Parks-Salyer deposit with an announced maiden resource in 2022. In addition, Barrick, in joint venture with Ridgeline Minerals, continues to aggressively advance EMX's Swift project in Nevada. Elsewhere in the world, Copperstone Resources Viscaria project is rapidly advancing with significant technical and permitting advancements made over the last year with initial production projected by year end 2025.

Continuing into 2023, EMX's seasoned management will strive to identify new royalty and investment opportunities, while continuing to fill the pipeline of royalty generation properties. The EMX team has evolved from a group of entrepreneurial exploration and mining geologists to a well-rounded team that includes finance, engineering, and legal professionals.  It is highly rewarding for me to work with such great people. The year 2023 looks to be another signal year for the Company and our shareholders.

Respectfully Submitted,

David M. Cole

President and Chief Executive Officer

Phone: (604) 688-6390	Fax: (604) 688-1157	Web: www.emxroyalty.com	Stock (TSX.V and NYSE): EMX